AB 4/4

UN
SECURITIES ANI
Washi

12012447

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd., Suite 101
(No. and Street)

Green Bay (City) WI (State) 54313 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zachary Kelly, Co-CEO, Director of Financial Operations 920-662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson, Tackman & Company
(Name – *if individual, state last, first, middle name*)

306 Cherry Street (Address) Green Bay (City) WI (State) 54301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-CEO, Director of Financial Operations
Title

Notary Public

State of Wisconsin
County of Brown
My commission expires on Nov. 22, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 24, 2012

Anderson, Tackman & Company, PLC
306 Cherry St.
Green Bay, WI 54301

We are providing this letter in connection with your audit of the balance sheets of Packerland Brokerage Services, Inc. as of December 31, 2011 and 2010, and the related statements of income, retained earnings, and cash flows for the years then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Packerland Brokerage Services, Inc. in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of February 24, 2012, the following representations made to you during your audits.

1) The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2) We have made available to you all—
   a) Financial records and related data.
   b) Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3) There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5) We believe that the effects of the uncorrected financial statement misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7) We have no knowledge of any fraud or suspected fraud affecting the company involving:
   a) Management,
   b) Employees who have significant roles in internal control, or
   c) Others where the fraud could have a material effect on the financial statements.

8) We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

9) The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10) The following have been properly recorded or disclosed in the financial statements:
   a) Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
   b) Guarantees, whether written or oral, under which the company is contingently liable.
   c) Significant estimates and material concentrations known to management that are required to be disclosed in accordance with generally accepted accounting principles.

11) There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of a near-term severe impact that have not been properly disclosed in the financial statements.

12) Except as made known to you, there are no:
   a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b) Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 450, Contingencies*.
   c) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by *FASB Accounting Standards Codification 450, Contingencies.*

13) The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

14) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15) We acknowledge our responsibility for presenting the supplementary information in accordance with U.S. generally accepted accounting principles, and we believe the supplementary information, including its form and content, is fairly presented in accordance with U.S. generally accepted accounting principles. The methods of measurement and presentation of the supplementary information have not changed from those used in the prior period, and we have disclosed to you any

significant assumptions or interpretations underlying the measurement and presentation of the supplementary information.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Zachary Kelly
Co-CEO
Director of Finance and Operations

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2011 and 2010

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS
December 31, 2011 and 2010

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying statements of financial condition of Packerland Brokerage Services, Inc. (a Wisconsin corporation) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31, 2011 and 2010, and results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson, Tackman & Company PLC

February 24, 2012

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,267,595	$ 1,268,540
Clearing deposit	69,254	70,009
Receivables:		
Concessions	283,253	426,086
Other	5,649	3,802
Refundable income taxes	17,077	-
Prepaid expenses	10,501	8,790
TOTAL CURRENT ASSETS	1,653,329	1,777,227
PROPERTY AND EQUIPMENT		
Equipment	308,746	296,791
Less accumulated depreciation	204,364	168,807
NET PROPERTY AND EQUIPMENT	104,382	127,984
OTHER ASSETS		
Packerland Building LLC	91,282	93,497
Deferred income tax benefit	5,730	-
TOTAL OTHER ASSETS	97,012	93,497
TOTAL ASSETS	$ 1,854,723	$ 1,998,708

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 54,827	$ 14,520
Commissions payable	249,464	399,234
Accrued payroll	167,451	275,549
Accrued payroll taxes	101,341	43,600
Advance rep renewal collections	184,358	222,901
Income taxes payable	-	8,323
TOTAL CURRENT LIABILITIES	757,441	964,127
OTHER LIABILITIES		
Deferred income tax expense	-	11,423
Reserve for errors and omissions	127,500	75,000
TOTAL OTHER LIABILITIES	127,500	86,423
STOCKHOLDERS' EQUITY		
Common stock, No Par Value - 720,000 Shares Authorized 522,196 Shares Issued and Outstanding	165,590	165,590
Additional paid-in capital	32,258	15,734
Treasury stock at cost, 62,130 and 69,230 shares at $0.8125	(50,480)	(56,249)
Retained earnings	822,414	823,083
TOTAL STOCKHOLDERS' EQUITY	969,782	948,158
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,854,723	$ 1,998,708

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME
Years ended December 31, 2011 and 2010

	2011	2010
OPERATING REVENUES		
Concessions	$ 12,865,670	$ 12,291,599
Trading	1,519,415	1,216,461
RIA fees	68,235	78,054
Vendor bonuses	110,383	63,143
Sales reps excess	285,035	259,006
Southwest Securities	53,551	51,123
Other	2,085	13,573
TOTAL OPERATING REVENUES	14,904,374	13,972,959
COMMISSION EXPENSE	12,409,554	11,786,404
NET REVENUES	2,494,820	2,186,555
OPERATING EXPENSES	2,336,519	2,178,620
OPERATING INCOME	158,301	7,935
OTHER INCOME (EXPENSE)		
Settlement agreements	(209,500)	(795)
Packerland Building, LLC income	32,785	29,161
Sierra Insurance Services, LLC income	18,952	27,237
Gain on sale of Sierra Insurance Services, LLC	-	116,654
Loss on disposal of equipment	(259)	(97)
Interest income	943	49
Interest expense	(801)	(1,408)
TOTAL OTHER INCOME (EXPENSE)	(157,880)	170,801
INCOME BEFORE INCOME TAXES	421	178,736
PROVISION FOR INCOME TAX		
Income tax expense	18,243	35,280
Deferred tax expense (benefit)	(17,153)	15,279
NET PROVISION FOR INCOME TAX	1,090	50,559
NET INCOME (LOSS)	$ (669)	$ 128,177

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in-capital	Treasury Stock	Retained Earnings	Total Equity
Balance, January 1, 2010	$ 165,590	$ 15,734	$ (56,249)	$ 694,906	$ 819,981
Net Income for 2010	-	-	-	128,177	128,177
Balance, December 31, 2010	165,590	15,734	(56,249)	823,083	948,158
Net Loss for 2011	-	-	-	(669)	(669)
Sale of Treasury Stock	-	16,524	5,769	-	22,293
Balance, December 31, 2011	$ 165,590	$ 32,258	$ (50,480)	$ 822,414	$ 969,782

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (669)	$ 128,177
Adjustments to reconcile net income to net cash provided (used) by operations:		
Depreciation	41,371	27,001
Packerland Building, LLC income	(32,785)	(29,161)
Sierra Insurance Services, LLC investment income	-	(27,237)
Gain on sale of Sierra Insurance Services, LLC	-	(116,654)
Loss on disposal of equipment	259	97
(Increase) decrease in:		
Receivables	140,986	(198,004)
Refundable income taxes	(17,077)	90
Prepaid expenses	(1,711)	1,810
(Decrease) increase in:		
Commissions payable	(149,770)	193,174
Accounts payable	40,307	8,891
Advance rep renewal collections	(38,543)	46,928
Reserve for errors and omissions	52,500	-
Accruals	(50,357)	90,552
Deferred and payable income taxes	(25,476)	23,602
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(40,965)	149,266
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing account changes	755	1,359
Purchase of office equipment	(18,028)	(95,198)
Distributions received from Packerland Building, LLC	35,000	18,000
Proceeds from Sierra Insurance Services, LLC	-	205,017
NET CASH PROVIDED BY INVESTING ACTIVITIES	17,727	129,178

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid-in-capital	16,524	-
Sale of treasury stock	5,769	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	22,293	-
NET INCREASE (DECREASE) IN CASH	(945)	278,444
CASH AT BEGINNING OF YEAR	1,268,540	990,096
CASH AT END OF YEAR	$ 1,267,595	$ 1,268,540

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

	2011	2010
Interest expense	$ 801	$ 1,408
Income taxes	$ 43,643	$ 25,784

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Packerland Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Operations

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company is engaged in a single line of business as a securities broker-dealer.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash accounts in Federal Deposit Insurance Corporation (FDIC) insured commercial banks located in northeastern Wisconsin. Non-interest bearing accounts at banks are fully insured and all other accounts are insured by the FDIC for up to $250,000. As of December 31, 2011 and 2010, all accounts were fully insured by the U.S. Federal Deposit Insurance Corporation (FDIC).

Clearing Deposit

The Company has $69,254 and $70,009 on deposit with Southwest Securities, Inc. at December 31, 2011 and 2010. A minimum deposit of $50,000 is required by the NASD because Southwest Securities, Inc. is the clearing dealer for securities and the Company is the introducing broker-dealer.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

The Company's policy is to expense all advertising cost as incurred. Total advertising cost for the years ended December 31, 2011 and 2010 was $37,845 and $29,311, respectively.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Accounts Receivable

The Company's concessions receivable at December 31, 2011 and 2010 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant.

When receivables are determined to be not collectible the amount is charged back to the sale representative, reversing both the receivable and the payable.

Property and Equipment

For book purposes, the Company has a policy of only capitalizing assets with a cost of $750 or more. Equipment and furniture with a cost less than $750 is expensed when purchased. Property and equipment that is capitalized is stated at cost. Depreciation is computed by using straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the years ended December 31, 2011 and 2010 was $41,371 and $27,001, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the accompanying independent auditors' report, which is the date the financial statements were available to be issued.

NOTE B – PENSION PLAN

The Company provides a SIMPLE IRA plan for the benefit of its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation, up to $11,500 ($14,000 if age 50 or older) per year. The Company matches dollar for dollar each employee's contributions up to 3% of gross salary. The Company contributed $18,850 and $18,074 to the plan during 2011 and 2010, respectively.

NOTE C – INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and reserve for errors and omissions, which is not deductible for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Components of deferred income taxes are as follows as of December 31:

	2011	2010
Asset:		
Reserve for errors and omissions	$ 29,325	$ 17,250
Liability:		
Difference between book and tax net property and equipment	(23,595)	(28,673)
Deferred income tax benefit (expense)	$ 5,730	$ (11,423)

The Company evaluates tax positions taken on its tax returns in accordance with generally accepted accounting principles, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefits under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses. Federal and most state income tax returns that may be required of the Company are generally subject to examination by taxing authorities for three years after they were filed. Wisconsin income tax returns of the Company are subject to examination for four years after they are filed.

NOTE D – RELATED PARTY LEASE AND INVESTMENTS

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building, LLC on February 1, 2008, for a term of 3 years and 7 months ending August 31, 2011, at an annual rate of $94,910 per year with 3% annual increases. A new lease was signed on September 1, 2011 for one year ending August 31, 2012, at an annual rate of $106,817. Lease payments for 2011 and 2010 were $104,088 and $99,635 under these leases with Packerland Building, LLC. The Company is also responsible for all utilities. The Company has an option to renew the lease for one year at the end of the lease term.

The Company has a net investment of $91,282 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $262,364 at December 31, 2011. The Company uses the equity method to report this investment.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 and 2010, the Company had net capital of $736,310 and $715,818, which was $677,314 and $645,781 in excess of its required net capital of $58,996 and $70,037 for the years December 31, 2011 and 2010, respectively.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a suit in which the plaintiff is seeking recovery of $125,000. The plaintiff's claim is in connection with investments in a Reg. D private placement with Medical Capital. The Company has denied any and all liability for any loss incurred by the plaintiff and is vigorously defending the claim. An $82,500 provision has been made in the accounts for this suit.

On March 24, 2011, the Wisconsin Department of Workforce Development department found "no probable cause" for discrimination against the Company's past CEO, Kathy Smith and dismissed the case. Kathy Smith appealed the decision. No further action was taken until the Department of Workforce Development scheduled a hearing on February 12, 2012. Kathy Smith offered to settle for $39,000 plus $6,000 in attorney fees. The Company has agreed to settle the case and settlement documents are currently being prepared. A $45,000 provision has been made in the accounts for this matter.

The Company is involved in other various claims arising in the normal course of business. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any.

NOTE F – COMMITMENTS AND CONTINGENCIES – CONTINUED

However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

NOTE G – RISK MANAGEMENT

The Company is exposed to various risks of losses related to tort; theft of, damage to and destruction of assets; errors and omissions; injuries to employees and natural disasters. The Company has obtained coverage from commercial insurance companies. Settled claims, if any, have not exceeded commercial coverage in any of the past three years, and there have not been any significant reductions in insurance coverage from amounts held in prior years.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2011 and 2010

	2011	2010
Salary and wages	$ 1,321,525	$ 1,236,107
Payroll taxes	121,012	104,521
Employee medical insurance	13,686	18,276
Worker's compensation insurance	4,057	2,887
Board of directors' and consulting fees	124,048	168,263
Pension plan contributions	18,850	18,074
Advertising	37,845	29,311
Car allowance	6,710	6,373
De minimus fringe	118	1,218
Dues and subscriptions	2,721	3,422
Professional fees	142,789	103,808
Officers' life insurance	4,172	1,604
Other insurance	9,351	7,182
Licenses and permits	21,998	22,246
Meetings	10,340	14,404
Training	100	1,339
Regulation fees	20,104	3,412
Office supplies	101,363	98,461
Postage and delivery	34,954	39,637
Printing and reproduction	12,924	14,114
Bank charges	2,696	3,583
Telephone	16,442	15,341
Travel and lodging	84,169	78,270
Trade adjustments	197	1,535
Meals and entertainment	5,954	3,155
Rent	104,088	99,635
Repairs	30,392	30,738
Equipment rental	9,654	4,730
Utilities	13,671	14,308
Depreciation	41,371	27,001
Other taxes	6,845	2,388
Miscellaneous	12,373	3,277
	$ 2,336,519	$ 2,178,620

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. (the Company) as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson, Tackman & Company PLC

Green Bay, Wisconsin
February 24, 2012

PACKERLAND BROKERAGE SERVICES, INC.

RECONCILIATION TO FOCUS REPORT
December 31, 2011

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
ASSETS					
1	Cash	$ 1,336,778	$ 1,336,849	$ 71	Petty cash
2	Receivables from brokers or dealers	288,903	288,902	(1)	Rounding
3	Receivables from non-customers	-	17,077	17,077	Adjust refundable income taxes
9	Investments in associated partnerships	58,497	91,282	32,785	2011 income from investment in Packerland Building
10	Net property and equipment	86,926	104,382	17,456	Adjust depreciation to actual (-313) Record additions and disposals (17,769)
11	Other assets	10,571	16,231	5,660	Petty cash (-70) Adjust deferred income tax benefit (5,730)
	Total Assets	$ 1,781,675	$ 1,854,723	$ 73,048	
LIABILITIES					
14	Payable to brokers or dealers	$ 249,464	$ 249,464	$ -	
15	Payable to non-customers	527,097	534,136	(7,039)	Adjust advance collections (-41,293) Accrue additional payables (48,332)
17	Accounts payable and other accruals	112,764	101,341	11,423	Adjust deferred income tax expense
	Total Liabilities	889,325	884,941	4,384	
EQUITY					
23.B	Common stock	165,590	165,590	-	
23.C	Additional paid-in capital	15,734	32,258	(16,524)	Adjust for additional paid-in-capital on treasury stock sale
23.D	Retained earnings	744,981	822,414	(77,433)	Net of above adjustments
23.F	Treasury stock	(33,955)	(50,480)	16,525	Adjust for additional paid-in-capital on treasury stock sale
	Total Equity	892,350	969,782	(77,432)	
	Total Liabilities and Equity	$ 1,781,675	$ 1,854,723	$ (73,048)	

PACKERLAND BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
December 31, 2011

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
1	Total equity	$ 892,350	$ 969,782	$ (77,432)	Net of explanations on reconciliation schedule
6	Nonallowable assets	(160,424)	(233,472)	73,048	See lines 2 - 11 on reconciliation schedule (nonallowable includes $70 petty cash)
10	Net capital	731,926	736,310	(4,384)	
11	Minimum net capital required	59,288	58,996	292	
12	Minimum dollar net capital requirement	50,000	50,000	-	
13	Net capital requirement	59,288	58,996	292	
14	Excess net capital	672,638	677,314	(4,676)	
15	Excess net capital at 100%	642,994	647,816	(4,823)	
19	Total aggregate indebtedness	889,325	884,941	4,384	
20	Percentage of debt to debt-equity total	122%	120%		

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Packerland Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Packerland Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Packerland Brokerage Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries of checks #20463 and #21402 recorded in the accounting system dated February 16, 2011 and July 19, 2011, noting no differences;

2. Compared the amounts reported on the audited Forms X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No adjustments were reported, therefore no testing was performed; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anderson, Tackman & Company PLC

February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047572 FINRA DEC
PACKERLAND BROKERAGE SERVICES INC 18*18
432 SECURITY BLVD STE 101
GREEN BAY WI 54313-9709

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ZACHARY KELLY 920-915-8727

2. A. General Assessment (item 2e from page 2)		$ 37,392.64
B. Less payment made with SIPC-6 filed (exclude interest)		(19,480.82)
______ Date Paid		
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		17,911.82
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 17,911.82
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 17,911.82	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PACKERLAND BROKERAGE SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of FEBRUARY, 20 12.

CO-CEO, DIRECTOR OF FINANCE + OPERATIONS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,957,055
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ —
2e. General Assessment @ .0025	$ 37,392.64 (to page 1, line 2.A.)